United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release

Vale informs increase of relevant shareholding ownership

Rio de Janeiro, November 06th, 2020 – Vale S.A (“Vale”) hereby informs that on November 5th it received a formal communication from Capital World Investors, an independent investment division of Capital Research and Management Company, on the increase of relevant shareholding ownership, under the following terms:

“In accordance with the terms set forth in the main section of article 12, of CVM Ruling No. 358 of January 3, 2002, as amended, Capital World Investors (“CWI”), in its capacity as an independent investment division of Capital Research and Management Company, a company organized and existing under the laws of the United States of America, with its principal place of business at 333, South Hope Street, Los Angeles, California 90071, United States of America, in its capacity as holding of foreign investment management companies, legally represented in Brazil by JP Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, registered in CNPJ/ME under the No. 33.851.205/0001-30, and Citibank DTVM S.A., registered in CNPJ/ME under the No. 33.868.597/0001-40, hereby advises that increased the ownership interest managed by it in common shares (“ON Shares”) issued by Vale S.A., publicly-held company, registered in CNPJ/ME under the No. 33.592.510/0001-54 (“Company”).

CWI managed 259,183,389 ON Shares, corresponding to 4.90% of this type of share and, as a consequence of the aforementioned transactions, now manages 265,956,781 ON Shares, representing 5.03% of this type of share. In addition to the Company’s equity interest referred to above, Capital Research Global Investors and Capital International Investors, also in their capacities as independent investment divisions of Capital Research and Management Company, manage, respectively, 167,113,745 ON Shares and 159,180,640 ON Shares issued by the Company, corresponding to, respectively, 3.16% and 3.01% of this type of share. These are minority investments that entail no change in the Company’s control or management structure.

Currently, there is no number of Company’s shares envisioned by CWI. In addition, there are no other securities and derivative instruments referencing the Company's shares, directly or indirectly, by CWI or related person, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which CWI or any related person is a party.”

Vale informs that it will proceed with updating of its Reference Form, to reflect the aforementioned change, pursuant to CVM Instruction no 480/09, as amended.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: November 06, 2020		Head of Investor Relations